UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

DJANET ACQUISITION CORP.

DANAHER CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

075811109

(Cusip Number of Class of Securities)

Jonathan P. Graham

Senior Vice President - General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019-6150

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,540,586,458.22	$759,362.09

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 78,330,377 outstanding shares of common stock of Beckman Coulter, Inc. (“Beckman Coulter”), calculated on a fully diluted basis per information provided by Beckman Coulter, at a purchase price of $83.50 cash per share, as of February 11, 2011, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00011610.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Beckman Coulter, Inc., a Delaware corporation (“Beckman Coulter”), at $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Agreement and Plan of Merger, dated as of February 6, 2011, among Danaher, Purchaser and Beckman Coulter (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, and the Confidentiality Agreement, dated as of November 16, 2010, between Beckman Coulter and Danaher, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Beckman Coulter, Inc., a Delaware corporation. Beckman Coulter’s principal executive offices are located at 250 S. Kraemer Boulevard, Brea, California 92821. Beckman Coulter’s telephone number at such address is (714) 993-5321.

(b) This Schedule TO relates to the Offer by the Purchaser to purchase all issued and outstanding Shares for $83.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated in this Schedule TO by reference. According to Beckman Coulter, as of February 11, 2011, there were 71,258,612 Shares issued and outstanding.

(c) The information set forth in Section 6—“Price Range of Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Danaher and Purchaser. The information set forth in Section 9—“Certain Information Concerning Purchaser and Danaher” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (xii) The information set forth in the section of the Offer to Purchase entitled “Introduction” and in Sections 1, 2, 3, 4, 5, 7 and 15—“Terms of the Offer,” “Acceptance for Payment and Payment,” “Procedure for Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Considerations,” “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” and “Conditions to the Offer” of the Offer to Purchase is incorporated in this Schedule TO by reference.

(a)(1)(ix), (x), (xi) Not applicable.

(a)(2)(i)-(iv) and (vii) The information set forth in Sections 5, 11, 12 and 13—“Material U.S. Federal Income Tax Considerations,” “Background of the Offer; Contacts with Beckman Coulter,” “Purpose of the Offer; Plans for Beckman Coulter; Appraisal Rights” and “The Transaction Documents” of the Offer to Purchase is incorporated in this Schedule TO by reference.

(a)(2)(v)-(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 11, 12 and 13—“Certain Information Concerning Purchaser and Danaher,” “Background of the Offer; Contacts with Beckman Coulter,” “Purpose of the Offer; Plans for Beckman Coulter; Appraisal Rights” and “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7, 12, 13 and 14—“Price Range of Shares,” “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “Purpose of the Offer; Plans for Beckman Coulter; Appraisal Rights,” “The Transaction Documents” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in Section 10—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 8.	Interests in Securities of the Subject Company.

The information set forth in the section of the Offer to Purchase entitled “Introduction,” and Sections 9, 12 and 13—“Certain Information Concerning Purchaser and Danaher,” “Purpose of the Offer; Plans for Beckman Coulter; Appraisal Rights” and “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 11 and 17—“Background of the Offer; Contacts with Beckman Coulter” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9 and 12—“Certain Information Concerning Purchaser and Danaher” and “Purpose of the Offer; Plans for Beckman Coulter; Appraisal Rights” of the Offer to Purchase is incorporated in this Schedule TO by reference.

(a)(2), (a)(3) The information set forth in Sections 12, 15 and 16—“Purpose of the Offer; Plans for Beckman Coulter; Appraisal Rights,” “Conditions to the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated in this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated February 15, 2011.

(a)(1)(B)	Letter of Transmittal (including Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Newspaper Advertisement published in The New York Times on February 15, 2011.

(a)(5)(A)	Press Release issued by Danaher Corporation on February 7, 2011 (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 7, 2011).

(a)(5)(B)	Transcript of Investor Call regarding announcement of Merger Agreement (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 8, 2011).

(a)(5)(C)	Investor Presentation (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 9, 2011).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of February 6, 2011 among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 10, 2011).

(d)(2)	Confidentiality Agreement dated as of November 16, 2010 between Beckman Coulter, Inc. and Danaher Corporation.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 15, 2011

Djanet Acquisition Corp.

By:	/s/ Daniel L. Comas
Name: Daniel L. Comas
Title: President

Danaher Corporation

By:	/s/ Daniel L. Comas
Name: Daniel L. Comas
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated February 15, 2011.

(a)(1)(B)	Letter of Transmittal (including Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Newspaper Advertisement published in The New York Times on February 15, 2011.

(a)(5)(A)	Press Release issued by Danaher Corporation on February 7, 2011 (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 7, 2011).

(a)(5)(B)	Transcript of Investor Call regarding announcement of Merger Agreement (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 8, 2011).

(a)(5)(C)	Investor Presentation (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 9, 2011).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of February 6, 2011 among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 10, 2011).

(d)(2)	Confidentiality Agreement dated as of November 16, 2010 between Beckman Coulter, Inc. and Danaher Corporation.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.